June 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mark Rakip Kristi Marrone Division of Corporation Finance Office of Real Estate & Construction

Re:	Simon Property Group, Inc. Simon Property Group, L.P. Form 10-K for the year ended December 31, 2021, filed February 24, 2022 File Nos. 001-14469 and 001-36110

Ladies and Gentlemen:

Set forth below are the responses of Simon Property Group, Inc. (“we,” “our,” “SPG” or the “Company”) and Simon Property Group, L.P. (the “Operating Partnership”) to the comments contained in the letter dated May 31, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) of the Company and the Operating Partnership. For your convenience, the Staff’s comments are reproduced in bold type below and each Staff comment is followed by the Company’s and Operating Partnership’s response thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 74

1.	We note your calculation of the non-GAAP financial measures Beneficial interest of Combined NOI and Portfolio NOI. Please address the following:

●	Regarding your calculation of Beneficial interest of Combined NOI, tell us and clarify in future filings whether the $431 million NOI from TRG and $743 million NOI from Other Platform Investments and Investments represents is the entirety of such entities' NOI, or if such amounts represent your share of NOI based on your non-controlling interests in such entities, and the basis for including such amounts. Additionally clarify the unconsolidated entities included in "Other Platform Investments and Investments" line item;

●	Regarding Portfolio NOI, expand on the usefulness of such measure, given your indication it is used to measure the operating performance of your portfolio yet does not appear to adequately address the additions and deductions used to calculate such measure; and

●	Additionally, tell us why you believe the presentation of the subtotal Beneficial interest of Combined NOI provides useful information to investors given that such measure includes NOI from certain sources that almost in their entirety, appear to be subsequently deducted to calculate your measure of Portfolio NOI. In your response, tell us why you have deducted your share of NOI of Klepierre, and not that of third-party investors, in calculating Portfolio NOI.

Response: The Company acknowledges the Staff’s comment and respectfully notes that within the calculation of Beneficial interest of Combined NOI, the $431 million of NOI from TRG and the $743 million of NOI from Other Platform Investments and Investments each represent our share of NOI based upon our non-controlling interests in such entities.  Further, all lines including and below “Beneficial NOI of unconsolidated entities” are presented at our share, including all amounts related to our investment in Klépierre. We will modify the titles of these lines in future filings in order to further clarify that these amounts are presented at the Company’s share.

Beneficial interest of Combined NOI represents the Company’s share of the total NOI generated by all sources.

●	The reconciliation on page 76 to net income of this Non-GAAP measure begins with beneficial NOI of consolidated entities and then

●	adds our share of the beneficial NOI of unconsolidated entities that are included within the Combined Statements of Operations of our unconsolidated entities within footnote 6 on page 118 and finally

●	adds the Company’s share of NOI from sources not presented within the Combined Statements of Operations of our unconsolidated entities, such as our beneficial NOI from TRG and our beneficial NOI from Other Platform Investments and Investments.

Portfolio NOI is a component of Beneficial interest of Combined NOI, and more specifically, relates to the operational performance of our global real estate portfolio.  The differences between the two measures, specifically the three line items that are deducted from Beneficial interest of Combined NOI, are defined in footnotes 2 and 3 to this table on page 77 or in the case of Other Platform Investments on pages 22 and 98 (within Note 2 of the Notes to Consolidated Financial Statements).  In future filings, we will include a footnote to the table on page 76 to define unconsolidated entities included in Other Platform Investments.

We believe that a common REIT industry practice is to evaluate real estate properties, in part, based on certain performance measures, including NOI.  We believe this measure is helpful to investors because it is a widely recognized measure of the performance of REITs and provides a relevant basis for comparison among REITs. We have provided different components of NOI, such as Portfolio NOI, to provide investors with disaggregated information to further differentiate our global real estate portfolio performance from corporate and other platform investments.  We also use Portfolio NOI internally as a measure to evaluate the operating performance of our properties. In future filings, we will include reference to Beneficial interest of Combined NOI within the description of our non-GAAP financial measures and will expand on the usefulness of these measures to provide the additional discussion noted above.

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 89

2.	Please tell us and disclose in future periodic filings non-cash investing and financing activities conducted during the periods presented. Refer to ASC 230-10-50-3.

Response: The Company acknowledges the Staff’s comment and has reviewed ASC 230-10-50-3 with respect to non-cash investing and financing activities. We have disclosed and will continue to disclose in future filings, as allowed under this guidance, in narrative form within the footnotes to the consolidated financial statements, material non-cash investing and financing activities. For the periods presented, these non-cash activities have primarily included the effects of properties returned to lenders in foreclosure transactions, debt assumed and equity issued in acquisitions, exchanges of noncontrolling interests between our other platform investments, and the consolidation of a property upon the expiration of certain participating rights held by a venture partner. The substance of these transactions was disclosed in footnotes 4 and 6 to our consolidated financial statements. We will continue to provide such disclosure for all material non-cash investing and financing activities going forward, but in accordance with ASC 230-10-50-6, our narrative disclosures will more clearly refer to the statement of cash flows when quantifying the non-cash nature of the activities.

Note 6. Investments in Unconsolidated Entities and International Investments

Summary Financial Information, page 115

3.	We note that the summary financial information of your equity method investments on pages 116-118 excludes your investments in Klepierre, TRG and other platform investments. Please tell us why you believe it is more beneficial to investors to provide a narrative description of the financial information of Klepierre and TRG when the financial information of other equity method investments has been presented in a tabular format. Also tell us why you believe the exclusion of your other platform investments from the summary financial information is compliant with Rule 4-08(g) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has reviewed Rule 4-08(g) of Regulation S-X regarding the disclosure of summary financial information of investees. With respect to our investments in Klépierre and TRG, we have historically provided such required disclosures in the narrative form of each of the investments rather than in a tabular format as we felt it provided an opportunity for a more transparent illustration of the results of each of these investments. In future filings, the Company will revise its disclosure to present such information in a tabular format, in addition to contextual information on results in the narrative form, for each of our investments in Klépierre and TRG.

In future filings, we will include aggregate summarized financial information for our other platform investments for all periods presented as required under Rule 4-08(g).

We appreciate your assistance, and should you need any additional information, please feel free to contact me at (317) 685-7359, or in my absence, our General Counsel, Steven E. Fivel at (317) 263-7962.

Very truly yours,

Simon Property Group, Inc.

By:	/s/ Brian McDade
	Name:	Brian McDade
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Simon Property Group, L.P.

By:	Simon Property Group, Inc. Its general partner

By:	/s/ Brian McDade
	Name:	Brian McDade
	Title:	Executive Vice President, Chief Financial Officer and Treasurer